# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number       0-16174

## TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

**5 Basel Street, P.O. Box 3190**
**Petach Tikva 49131  Israel**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

**Website: www.tevapharm.com**

Contact:   **Dan Suesskind**, Chief Financial Officer,          Teva Pharmaceutical Industries Ltd.          972-2-589-2840

   **George Barrett**, President and CEO,          Teva North America          (215) 591-3030

   **Kevin Mannix/Liraz Kalif**, Investor Relations          Teva Pharmaceutical Industries Ltd.          972-3-926-7281
          Teva North America          (215)-591-8912

FOR IMMEDIATE RELEASE

### TEVA REPORTS FIRST QUARTER 2006 RESULTS
### Results include IVAX for the first time

- **Quarterly Sales Increased  28% to $1,672 Million**

- **Reported Loss of $1,009 Million and Loss per Share of $1.40 Includes One-time Charges Related to the IVAX Acquisition**

- **Adjusted First Quarter (before one-time charges)\* Net Income of $286 Million, up 10% and Adjusted\* Fully Diluted EPS of $0.37**

**Jerusalem, Israel, May 10, 2006** – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported results for the quarter ended March 31, 2006, its first reported quarter since completing the IVAX acquisition on January 26, 2006. These results included IVAX as of February 1, 2006.

**The first quarter 2006 US GAAP results,** which include a write off of $1.2 billion of in-process R&D and $64 million of inventory step-up in connection with the IVAX acquisition, amounted to a loss of $1,009 million, or $1.40 per share. Teva believes that excluding the one-time charges from the first quarter results represents a better indicator of the underlying trends in the Company's operations. **Adjusted (before one-time charges)\* net income** for the first quarter of 2006 was $286 million, up 10% over the comparable quarter of 2005 and **adjusted\* fully diluted EPS** reached $0.37, compared to $0.38 in the comparable quarter.

In accordance with US GAAP, Teva began expensing stock options in the first quarter of 2006. The reported diluted loss per share and adjusted fully diluted EPS both include approximately 1 cent per share expense related to this effect.

Israel Makov, Teva's President and Chief Executive Officer, commented on today's results: "We are very pleased with the results of this special quarter in which we began, and have made excellent progress in, the integration of IVAX into Teva. Today, Teva's scope, scale, and geographic reach are unmatched in the industry—and this allows us to create exceptional value for patients, for customers, and for our shareholders."

Mr. Makov added, "This was an especially good quarter for Copaxone®, which continues to break sales records and to outpace the growth of the global MS market. We are very excited about 2006, which we believe will be a great year for Teva."

---

\* For a reconciliation of net income and EPS to the adjusted numbers, see attached table.

**Net Sales** in the first quarter of 2006 increased 28% over the comparable quarter last year to $1,672 million, net of $39 million negative currency impact. IVAX' sales which are included in the above figure amounted to $329 million.

**North American pharmaceutical sales** (including Copaxone®) accounted for 57% of the Company's total pharmaceutical sales and reached $851 million in the quarter, compared to $730 million in the first quarter of 2005, an increase of 17%. Sales benefited in the first quarter from the inclusion of 2 month of IVAX' sales and 23 new products that were not sold in the comparable quarter of 2005, the most significant being azithromicin and fexofenadine and from increased Copaxone® sales. As of May 1, 2006, 151 product applications awaiting final FDA approval. Collectively, the brand products covered by these 151 applications have annual U.S. sales of approximately $92 billion. Teva believes it is the first to file on 52 of these applications relating to products whose annual U.S. branded sales are over $39 billion.

**Pharmaceutical sales in Europe** (including Copaxone®), which accounted for 26% of the Company's total pharmaceutical sales, increased 17% in the quarter to $381 million. The increase is due to the inclusion of IVAX sales (for two months), higher generic sales and increased Copaxone® sales.

**Global in-market sales of Copaxone**® during the first quarter were $329 million, an increase of 29% over the first quarter of 2005, positioning Copaxone® as the second largest MS therapy worldwide, in terms of sales. U.S. in-market sales increased by 36% to $221 million. In-market sales outside the U.S., mainly in Europe and Canada, increased by 17% to $108 million.

**Azilect®** –Azilect® is now available in ten EU markets and the process for inclusion of Azilect® in the list of reimbursed products is ongoing in several of these markets .

**Total API sales**, including internal sales to Teva's pharmaceutical businesses, reached $368 million, an increase of 45% over the first quarter of 2005. API sales to third parties reached $149 million, an increase of 26% over the first quarter of 2005. The substantial increase in internal sales reflects the increasing extent of vertical integration, particularly as it relates to anticipated major product launches commencing in the second quarter of 2006.

**Adjusted Gross profit margin**, excluding the one-time inventory step-up that increased such quarter's cost of goods, was 47.1% in the first quarter of 2006 compared with a gross profit margin of 46.3% for the first quarter of 2005 and 47.2% for 2005.

**Net R&D** (after third party participations) grew 17% and reached $103 million (6.1% of net sales) reflecting mainly the addition of IVAX R&D spending.

**Selling, General and Administrative (SG&A)** represented 18.9% of net sales, amounted to $316 million in the first quarter of 2006, as compared to 14.1% of net sales and $185 million in the first quarter of 2005. This higher level primarily reflects the inclusion of Ivax with its higher SG&A expenses level due to the higher weights of its branded business and branded generic market as well as expensing of employees stock options for the first time and the profit split with a partner.

The **Tax rate** provided for the first quarter of 19% of pre-tax income represents our estimate of the annual rate of tax for 2006 compared with a rate of 18% for the whole of 2005. This reflects both a different mix of income sources and the inclusion of IVAX with its higher tax rate.

**Cash flow** generated from operating activities for the first quarter of 2006 was $288 million. Cash and marketable securities amounted to $1.5 billion as of March 31, 2006.

**Shareholders Equity** at March 31, 2006 reached $9.2 billion, up by $3.2 billion from December 31, 2005, reflecting mainly the shares issued to IVAX shareholders, net of the reported US GAAP loss during the first quarter.

**Share Count** - For the first quarter of 2006, the share count for the fully diluted EPS calculation was 788 million shares.

**Outlook** – 2006 guidance will be discussed on the conference call.  Details are provided below.

## Dividend

The Board of Directors, at its meeting on May 9, 2006, declared a cash dividend for the first quarter of 2006 of NIS 0.34 (approx. ¢7.6 according to the rate of exchange on May 9, 2006) per ADR. The record date will be May 16, 2006 (the ex-date will be May 17, 2006), and the payment date will be May 31, 2006. Tax will be withheld at a rate of 16%.

## Conference Call

Teva will host a conference call to discuss the Company's first quarter results on Wednesday, May 10, 2006 at 08:30 a.m. EST. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site. Alternatively, a replay of the call will be available until May 17, 2006 at midnight (ET). For international callers please dial (201)-612-7415, From the USA dial ++1-(877)-660-6853.  To access the replay please enter both Account #: 3055 and Conference ID#: 201219.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Close to 90% of Teva's sales are in North America and Europe.



TEVA PHARMACEUTICAL INDUSTRIES LTD.

# Consolidated Statements of Income (Loss)

(Unaudited, in millions, except earnings (loss) per ADR )

| | January - March U.S. Dollars | |
|---|---|---|
| | 2006 | 2005 |
| NET SALES | 1,672.5 | 1,304.9 |
| COST OF SALES | 949.1 | 701.2 |
| GROSS PROFIT | 723.4 | 603.7 |
| R&D EXPENSES - net | 102.8 | 88.2 |
| SG&A EXPENSES | 315.6 | 184.6 |
| | 305.0 | 330.9 |
| ACQUISITION OF R&D IN PROCESS | 1,248.0 | |
| RESTRUCTURING EXPENSES | 2.8 | |
| OPERATING INCOME (LOSS) | (945.8) | 330.9 |
| FINANCIAL EXPENSE – net | 14.3 | 0.4 |
| INCOME (LOSS) BEFORE TAXES | (960.1) | 330.5 |
| INCOME TAXES | 48.2 | 71.1 |
| | (1,008.3) | 259.4 |
| PROFIT OF ASSOCIATED COMPANIES | 0.5 | 0.1 |
| MINORITY INTERESTS | 0.9 | 0.4 |
| NET INCOME (LOSS) | (1,008.7) | 259.1 |
| EARNINGS (LOSS) PER ADR: | | |
| **Basic ($)** | (1.40) | 0.42 |
| **Diluted ($)** | (1.40) | 0.38 |
| **WEIGHTED AVERAGE NUMBER OF ADRs:** | | |
| **Basic** | 721.9 | 620.4 |
| **Diluted** | 721.9 | 683.8 |
| NORMALIZED NET INCOME:* | 286.1 | 259.1 |
| NORMALIZED EARNINGS PER ADR:* | | |
| **Basic ($)** | 0.40 | 0.42 |
| **Diluted ($)** | 0.37 | 0.38 |
| WEIGHTED AVERAGE NUMBER OF ADRs: | | |
| **Basic** | 721.9 | 620.4 |
| **Diluted** | 788.1 | 683.8 |

 **\*See reconciliation attached**



TEVA PHARMACEUTICAL INDUSTRIES LTD.

# Reconciliation Between Reported and Normalized Net Income (Loss)

(Unaudited, in millions, except earnings (loss) per ADR )

|  | January - March | |
|---|---|---|
|  | **2006** | **2005** |
|  | **U.S. Dollars** | |
| REPORTED NET INCOME (LOSS) | (1,008.7) | 259.1 |
| IVAX PURCHASE ACCOUNTING ADJUSTMENTS | | |
| **ACQUIRED IN–PROCESS R&D** | 1,248.0 | |
| **INVENTORY STEP - UP** | 63.6 | |
| RESTRUCTURING EXPENSES | 2.8 | |
| TAX APPLICABLE | (19.6) | |
| NORMALIZED NET INCOME | 286.1 | 259.1 |
| | | |
| DILUTED EARNINGS (LOSS) PER ADR | | |
| **REPORTED      ($)** | (1.40) | 0.38 |
| **NORMALIZED ($)** | 0.37 | 0.38 |


# Balance Sheet Data

(Unaudited, in millions)

| | March 31 | December 31 |
|---|---|---|
| | **2006** | **2005** |
| | **U.S. Dollars** | |
| **ASSETS** | | |
| CURRENT ASSETS | 5,862.0 | 5,505.3 |
| INVESTMENTS & OTHER ASSETS | 592.7 | 410.6 |
| FIXED ASSETS – net | 2,062.8 | 1,360.9 |
| INTANGIBLE ASSETS - net | 9,845.1 | 3,110.6 |
| TOTAL ASSETS | **18,362.6** | **10,387.4** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES | 3,681.5 | 2,260.1 |
| LONG-TERM LIABILITIES | 5,442.4 | 2,077.0 |
| MINORITY INTERESTS | 21.1 | 8.0 |
| SHAREHOLDERS' EQUITY | 9,217.6 | 6,042.3 |
| TOTAL LIABILITIES & SHAREHOLDERS' EQUITY | **18,362.6** | **10,387.4** |



TEVA PHARMACEUTICAL INDUSTRIES LTD.

## Sales for the Quarter January – March 2006 (U.S. $ millions)

### Sales by Geographical Areas

| Sales For the Period | 2006 | 2005 | % Change | % of Total |
|---|---|---|---|---|
| North America | 958.5 | 788.6 | 21.5% | 57.3% |
| Europe* | 429.1 | 367.4 | 16.8% | 25.7% |
| International | 284.9 | 148.9 | 91.3% | 17.0% |
| **Total** | **1,672.5** | **1,304.9** | **28.2%** | **100.0%** |

### Sales by Business Segments

| Sales For the Period | 2006 | 2005 | % Change | % of Total |
|---|---|---|---|---|
| Pharmaceutical | 1,489.4 | 1,181.7 | 26.0% | 89.1% |
| A.P.I. | 149.0 | 118.0 | 26.3% | 8.9% |
| Veterinary and Other | 34.1 | 5.2 | 555.8% | 2.0% |
| **Total** | **1,672.5** | **1,304.9** | **28.2%** | **100.0%** |

### Pharmaceutical Sales

| Sales For the Period | 2006 | 2005 | % Change | % of Total |
|---|---|---|---|---|
| North America | 850.7 | 729.9 | 16.6% | 57.1% |
| Europe* | 380.5 | 326.3 | 16.6% | 25.6% |
| International | 258.2 | 125.5 | 105.7% | 17.3% |
| **Total** | **1,489.4** | **1,181.7** | **26.0%** | **100.0%** |

* Western Europe and Hungary



TEVA PHARMACEUTICAL INDUSTRIES LTD.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:    /s/  Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: May 10, 2006